Exhibit 99.1

Zeekr Group Enters into Definitive Merger Agreement for Acquisition Transaction

HANGZHOU, China, July 15, 2025 (PRNewswire) -- ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world’s leading premium new energy vehicle group, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Geely Automobile Holdings Limited (“Geely”) and Keystone Mergersub Limited (“Merger Sub”), an indirect wholly-owned subsidiary of Geely. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Geely (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share, par value US$0.0002 per share, of the Company (each, a “Zeekr Share”) issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist, in exchange for the right to receive, without interest, (i) US$2.687 in cash per Zeekr Share or (ii) 1.23 newly issued ordinary shares of Geely of a nominal value of HK$0.02 each (each, a “Geely Share”) per Zeekr Share, in each case, at the Company’s shareholders election, and each American depositary share of the Company (each, a “Zeekr ADS”, representing ten Zeekr Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist, in exchange for the right to receive, without interest, (i) US$26.87 in cash per Zeekr ADS (the “Per ADS Cash Consideration”) or (ii) 12.3 newly issued Geely Shares per Zeekr ADS, which will be delivered in the form of American depositary shares of Geely (each representing twenty Geely Shares), in each case, at the Company’s ADS holders’ election, other than the Excluded Shares, the Dissenting Shares and the Purported Dissenting Shares (each as defined in the Merger Agreement) (including Zeekr Shares represented by Zeekr ADSs). Each Zeekr Share or Zeekr ADS held by a Hong Kong Non-Professional Investor (as defined in the Merger Agreement), however, will be cancelled in exchange for the right to receive US$2.687 in cash for each Zeekr Share or US$26.87 in cash for each Zeekr ADS, and will not be exchanged for the right to receive any Geely Shares.

The Per ADS Cash Consideration represents a premium of approximately 18.9% to the closing price of Zeekr ADSs on May 6, 2025, the last trading day prior to the public disclosure of the acquisition proposal, and a premium of approximately 25.6% to the volume-weighted average closing price of Zeekr ADSs during the last 30 trading days prior to the public disclosure of the acquisition proposal.

The cash merger consideration will be funded through Geely’s internal resources, or if necessary, debt financing. The stock merger consideration will be in the form of Geely Shares (including Geely Shares represented by Geely ADSs) newly issued by Geely in connection with the Merger.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the board of directors (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger and certain related matters. The Special Committee evaluated and negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close in the fourth quarter of 2025, is subject to customary closing conditions, including (i) approval of the Merger by the affirmative vote of shareholders representing two-thirds or more of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders, and (ii) approval of the Merger and the other transactions contemplated under the Merger Agreement by the affirmative vote of shareholders representing more than 50% of Geely Shares held by independent shareholders present at a meeting of the Geely’s shareholders. Geely has agreed to vote all Zeekr Shares it and its subsidiaries beneficially own, which represent approximately 65.2% of the voting rights attached to the outstanding Zeekr Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger and the other transactions contemplated under the Merger Agreement. If completed, the Merger will result in the Company becoming a privately held company wholly owned by Geely and the Zeekr ADSs will no longer be listed on the New York Stock Exchange.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as financial advisor to the Special Committee. Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to the Special Committee. Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Company. Ogier is serving as Cayman Islands legal counsel to the Special Committee.

Citigroup Global Markets Asia Limited is serving as financial advisor to Geely. Latham & Watkins LLP is serving as U.S. legal counsel to Geely. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to Geely.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

The Merger relates to the securities of two Cayman Islands companies and will be implemented and is subject to procedural and disclosure requirements that are different from those of the United States. The Geely Shares to be issued by Geely in connection with the Merger will be issued without registration under the U.S. Securities Act pursuant to the exemption provided by Rule 802 promulgated under the U.S. Securities Act. The Company, Geely and any of their affiliates participating in the Merger will be exempt from the requirements of Rule 13e-3 promulgated under the U.S. Securities Exchange Act (including with respect to the requirement that a Schedule 13E-3 be filed with the SEC) pursuant to the exemption provided by Rule 13e-3(g)(6).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world’s leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group’s values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:
ZEEKR Intelligent Technology Holding Limited
Investor Relations
Email: ir@zeekrlife.com

Piacente Financial Communications
Tel: +86-10-6508-0677
Email: Zeekr@thepiacentegroup.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com